FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

AMS HOMECARE INC. (File #000-50109)

1360 Cliveden Avenue, Delta, B.C., V3M 6K2

(Address of principal executive offices)

Attachments

1.

News Release dated August 24, 2004

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

AMS HOMECARE INC.

(Registrant)

Date: August 24, 2004

By:

“Harj Gill”

 Harj Gill

Its:       CEO

(Title)

August 24, 2004

SECURITIES AND EXCHANGE COMMISSION                       VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

AMS HOMECARE INC. - (File #000-50109)

Form 6-K

On behalf of AMS Homecare Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

AMS HOMECARE INC.

“Harj Gill”

per:

Harj Gill

CEO

Enclosures

News Release dated August 24, 2004

cc:

At The Company:

At The Investor Relations Company, Chicago:

Daryl Hixt, Corporate Communication

Karl Plath or Woody Wallace

604-273-5173 ext 121

847-296-4200

ir@amshomecare.com

kplath@ tirc.com or wwallace@tirc.com

FOR IMMEDIATE RELEASE

AMS HOMECARE COMPLETES DELISTING FROM TSX VENTURE EXCHANGE,
FOCUSES ON U.S. OVER-THE-COUNTER BULLETIN BOARD LISTING

VANCOUVER, B.C., August 24, 2004—AMS Homecare Inc. (OTC Bulletin Board: AHCKF) today announced it has completed delisting from the TSX Venture Exchange in Canada, effective August 20, 2004. AMS Homecare continues to be quoted on the U.S. OTC Bulletin Board under the symbol AHCKF.

"Given the fact that we are quoted on the OTC Bulletin Board, we no longer believed a dual listing was practical or in the best interests of our shareholders," said Harj Gill, chief executive officer.

AMS Homecare on July 27, 2004, announced plans to delist from the TSX Venture Exchange and focus on its U.S. OTC Bulletin Board listing after receiving overwhelming shareholder approval at the company's Annual General Meeting earlier that day. The company's board of directors authorized the action in a subsequent meeting.

About AMS Homecare

Founded in 1989, AMS Homecare (http://www.amshomecare.com) is a successful purveyor of mobility equipment, durable and disposable medical products and patient monitoring technology that is recognized for its innovation, quality and style. With a base of 300-plus dealer customers in Canada, the company is moving forward to strengthen its foundation and to build an organization capable of serving the independence needs of the aging populations in Canada and the United States.

Statements contained in this release relating to AMS Homecare Inc. that are not historical facts are ``forward-looking'' statements as contemplated by the Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking statements are subject to risks and uncertainties, which are enumerated in the company's most current filed Annual and Interim Reports. These risks and uncertainties could cause actual results to differ materially from those projected or implied in the forward-looking statements.

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